UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On March 24, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), through its wholly owned subsidiary, Starbox Rebates Sdn Bhd (“StarboxGB”), entered into a software licensing agreement (the “Contract”) with Brandavision Sdn Bhd, a Malaysia company (“Brandavision”). Brandavision is independent from all directors and officers of the Company, and the Company itself.

Pursuant to the Contract, the Company will grant Brandavision access to its data management system and will help train the staff of Brandavision with respect to its use. The contract period shall be for three years, commencing March 24, 2023, and ending March 23, 2026 (the “Contract Period”). The total contract sum during the Contract Period is RM12,400,000 (equivalent to US$2,800,045, based on the exchange rate of US$1.00: RM4.4285 as at March 23, 2023). The Contract contains other customary obligations and rights of the parties.

The foregoing description of the Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Contract, a copy of which is filed herewith as Exhibit 10.1.

On March 24, 2023, the Company issued a press release to announce the entry into the Contract. The press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	Software Licensing Agreement between Brandavision and StarboxGB dated March 24, 2023
99.1	Press Release Dated March 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: March 24, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer